

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

Via E-mail
Mr. C. Mark Hussey
Executive Vice President, Chief Operating Officer,
Chief Financial Officer, and Treasurer
Huron Consulting Group, Inc.
550 West Van Buren Street
Chicago, Illinois 60607

     Re: Huron Consulting Group, Inc.
               Form 10-K
               Filed February 24, 2015
               File No. 000-50976

Dear Mr. Hussey:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kevin Woody

                           Mr. Kevin Woody
                           Branch Chief